A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England BRUSSELS • FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

December 20, 2017

Via Edgar

Cecilia Blye,

    Chief,

        Office of Global Security Risk

            Securities and Exchange Commission,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

Re:	Koninklijke Philips N.V. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed February 21, 2017 File No. 1-05146

Dear Ms. Blye:

I refer to your letter dated December 15, 2017 to Abhijit Bhattacharya, Executive Vice President and Chief Financial Officer, Koninklijke Philips N.V., relating to the above-referenced filing. As I discussed with Jennifer Hardy on December 18, 2017, Philips has asked me to confirm that it intends to respond to your letter on or prior to January 31, 2018.

Very truly yours,

/s/ John O’Connor

John O’Connor

cc:	Jennifer Hardy (Securities and Exchange Commission) Abhijit Bhattacharya Marnix van Ginneken (Koninklijke Philips N.V.) Evan S. Simpson (Sullivan & Cromwell LLP)

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).

A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.